KIRKLAND LAKE GOLD REPORTS STRONG GROWTH IN MINERAL RESERVES AND MINERAL RESOURCES

Fosterville:	Mineral Reserves increase to 1.7 million ounces at 23.1 g/t
Swan Zone Mineral Reserve doubles to over a million ounces at 61.2 g/t

Macassa:	Increases of 58% in M&I Mineral Resources and 48% in Inferred Mineral
Resources highlight potential for future Mineral Reserve growth

Toronto, Ontario – February 20, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced updated Mineral Reserve and Mineral Resource estimates as at December 31, 2017. Comparisons to previous Mineral Reserves and Mineral Resources are to estimates as at December 31, 2016, with the exception of the Fosterville mine, where comparisons are also made to the June 30, 2017 mid-year Mineral Reserve and Mineral Resource estimate (see Company news release dated July 27, 2017 and technical report dated September 11, 2017 and filed on SEDAR at www.sedar.com).

Highlights of December 31, 2017 Mineral Reserve and Mineral Resource estimates:

  Consolidated Mineral Reserves increase 36% to 4,640,000 ounces @ 11.1 grams per tonne (“g/t”) versus 3,420,000 ounces @ 9.0 g/t at December 31, 2016.

  Mineral Reserves at Fosterville increase 1,210,000 ounces or 247% from December 31, 2016 to 1,700,000 ounces @ 23.1 g/t (65% increase in Mineral Reserve ounces from June 30, 2017 mid-year estimate); Measured and Indicated (“M&I”) Mineral Resources increase 59% from December 31, 2016 to 4,190,000 ounces @ 8.4 g/t (inclusive of Mineral Reserves); Inferred Mineral Resources more than double to 1,900,000 ounces @ 7.1 g/t.

  Fosterville Swan Zone Mineral Reserves more than double from June 30, 2017, to 1,160,000 ounces @ 61.2 g/t. M&I Mineral Resources total 171,000 ounces @ 116.0 g/t; Inferred Mineral Resources total 671,000 ounces @ 36.6 g/t. Large base of high-grade Mineral Resources highlights potential for additional growth in Mineral Reserves in 2018.

  Mineral Reserves replaced at Macassa after depletion of 190,000 ounces, with Mineral Reserves at December 31, 2017 totaling 2,030,000 ounces @ 21.0 g/t.

  58% increase in M&I Mineral Resources at Macassa to 2,090,000 ounces @ 17.1 g/t, with Inferred Mineral Resources increasing 48%, to 1,370,000 ounces, @ 22.2 g/t.

  Taylor mine Mineral Reserves increase 29% to 167,000 ounces @ 4.8 g/t; exploration drilling continues to focus on identifying new areas of gold mineralization near infrastructure.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Our strategy is focused on achieving year-over-year production growth and making Kirkland Lake Gold a million ounce per year producer within the next five to seven years. Achieving, and then maintaining, that level of output requires large deposits with significant growth potential. Our Mineral Reserve and Mineral Resource update for December 31, 2017 clearly demonstrates that our high-grade deposits are growing and show every sign of continuing to grow in 2018. We are extremely encouraged by the results at Fosterville, which continues to emerge as one of our industry’s most compelling growth stories. When we acquired Fosterville in November 2016, the mine had Mineral Reserves of 244,000 ounces at a grade of 7.0 g/t. In just over a year, we have increased the Mineral Reserves to 1.7 million ounces at 23.1 g/t, including the high-grade Swan Zone, which has over a million ounces in Mineral Reserves at an average grade of 61.2 g/t. We also have a large resource base at Fosterville, and substantial exploration potential, both to grow existing deposits and to discover new production opportunities at our many district targets. We are also encouraged by recent exploration success in the Northern Territory, which is supporting our efforts to establish a five-year mine plan that generates attractive returns and warrants a resumption of operations at the Cosmo mine and Union Reefs mill.

“Turning to Canada, after identifying a significant eastern extension of the South Mine Complex (“SMC”) at Macassa last year, we focused our drilling on establishing Mineral Resources in this new area. We are encouraged by the growth that has been achieved, with M&I and Inferred Mineral Resources increasing 58% and 48%, respectively. We will now focus on converting these ounces into Mineral Reserves. Our high level of confidence in the growth potential of the high-grade SMC is a key reason why we are sinking a new shaft at Macassa, and targeting production growth to over 400,000 ounces per year. At Taylor, we increased our Mineral Reserves and had significant success identifying new areas of mineralization during 2017, which we expect will ultimately lead to significant reserve growth down the road. One area where we did not replace Mineral Reserves was at Holt, where our plan is to mine out the existing reserves given that the current cost structure, particularly related to royalties, significantly constrains the economics of the operation.”

Mineral Reserves and Mineral Resources as at December 31, 2017 were estimated using a long-term gold price of $1,280 per ounce (C$1,600 per ounce; A$1,600 per ounce). All Mineral Resource estimates for the Canadian operations are exclusive of Mineral Reserves. Effective with the June 30, 2017 Mineral Reserve and Mineral Resource estimate for Fosterville, the Australian operations commenced reporting Mineral Resources exclusive of Mineral Reserves. Prior to June 30, 2017, the Australian operations had reported Mineral Resources inclusive of Mineral Reserves. In the tables below, M&I Mineral Resources are provided for Fosterville and the Northern Territory in Australia as at December 31, 2017 both inclusive and exclusive of reserves to provide for meaningful comparisons to prior periods. All Inferred Mineral Resources are exclusive of Mineral Reserves.

Detailed footnotes related to the December 31, 2017 Mineral Reserve and Mineral Resource estimates are provided near the end of this news release.

CONSOLIDATED MINERAL RESERVE ESTIMATE (EFFECTIVE DECEMBER 31, 2017)

	December 31, 2017			December 31, 2016
	Tonnes	Grade	Gold	Depleted	Tonnes	Grade	Gold Ozs
	(000's)	(g/t)	Ozs	Oz	(000's)	(g/t)	(000’s)
			(000’s)	2017
				(000’s)
Macassa	3,010	21.0	2,030	190	3,000	20.8	2,010
Taylor	1,090	4.8	167	55	743	5.4	129
Holt	3,600	4.2	486	74	3,950	4.5	570
Hislop(1)	176	5.8	33	-	176	5.8	33
Holloway(1)	54	5.8	10	-	58	5.7	10
Total CDN Operations	7,930	10.7	2,730	319	7,930	10.8	2,750
Fosterville	2,290	23.1	1,700	278	1,560	9.8	490
Northern Territory(1)	2,800	2.4	215	21	2,400	2.3	177
Total AUS Operations	5,090	11.7	1,910	299	3,960	5.3	667
Total	13,020	11.1	4,640	618	11,890	9.0	3,420

(1)

The Hislop mine is a formerly producing open-pit mine acquired as part of the St Andrew Goldfields acquisition in January 2016. Hislop has not been operated by the Company since the acquisition. The Holloway mine was placed on care and maintenance effective December 31, 2016. The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017.

The following table compares the Mineral Reserve estimate for Fosterville mine as at December 31, 2017 to the June 30, 2017 mid-year estimate (see Company news release dated July 27, 2017).

	December 31, 2017				June 30, 2017

	Tonnes	Grade	Gold Ozs	Depleted Oz	Tonnes	Grade	Gold Ozs
	(000's)	(g/t)	(000’s)	H2 2017	(000's)	(g/t)	(000’s)
(000’s)
Fosterville	2,290	23.1	1,700	142	1,790	17.9	1,030

CONSOLIDATED MEASURED & INDICATED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2017)

Measured & Indicated	December 31, 2017			December 31, 2016

	Tonnes	Grade	Gold Ozs	Tonnes	Grade	Gold Ozs
	(000's)	(g/t)	(000’s)	(000's)	(g/t)	(000’s)

Macassa	3,800	17.1	2,090	2,480	16.6	1,320
Taylor	1,830	6.2	370	2,760	5.6	493
Holt	6,510	4.1	860	6,970	4.2	947
Aquarius	22,300	1.3	930	22,300	1.3	930
Holloway	1,370	5.3	230	1,370	5.3	230
Hislop	1,150	3.6	130	1,150	3.6	130
Ludgate	520	4.1	70	522	4.1	68
Canamax	240	5.1	40	240	5.1	39
Total CDN Operations	37,720	3.9	4,720	37,790	3.4	4,160
	December 31, 2017			December 31, 2016
	Inclusive of Reserves
Fosterville	15,500	8.4	4,190	14,700	5.6	2,640
Northern Territory	26,900	2.3	1,940	30,700	2.2	2,180
	42,400	4.5	6,140	45,400	3.3	4,820
	December 31, 2017			June 30, 2017
	Exclusive of Reserves
Fosterville	13,900	4.8	2,150	13,700	4.4	1,940
Northern Territory	24,100	2.3	1,810		Unavailable
	38,000	3.2	3,960		Unavailable

CONSOLIDATED INFERRED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2017)

Inferred	December 31, 2017			December 31, 2016

	Tonnes	Grade	Gold	Tonnes	Grade	Gold Ozs
		(g/t)	Ozs	(000's)	(g/t)	(000’s)
	(000's)		(000’s)
Macassa	1,920	22.2	1,370	1,420	20.2	924
Taylor	2,570	5.2	430	1,810	5.4	313
Holt	8,000	4.8	1,220	8,690	4.7	1,320
Holloway	2,710	5.2	460	2,710	5.2	456
Hislop	800	3.7	100	797	3.7	95
Ludgate	1,400	3.6	160	1,400	3.6	162
Card	240	3.3	30	-	-	-
Canamax	170	4.3	20	170	4.3	23
Runway	210	3.7	20	-	-	-
Total CDN Operations	18,020	6.6	3,810	17,000	6.0	3,290
Fosterville(1)	8,280	7.1	1,900	5,400	4.6	792
Northern Territory	16,300	2.5	1,280	15,100	2.3	1,110
Total AUS Operations	24,580	4.0	3,180	20,500	2.9	1,900

(1)	Inferred Mineral Resources at Fosterville as at June 30, 2017 included 5,560,000 tonnes at an average grade of 5.8 g/t for 1,040,000 ounces.

CANADIAN OPERATIONS MINERAL RESERVES AND MINERAL RESOURCES AS AT DECEMBER 31, 2017

Macassa

Mineral Reserves at Macassa were replaced in 2017 after depletion of approximately 190,000 ounces, with total Mineral Reserves at December 31, 2017 totaling 2,030,000 ounces at an average grade of 21.0 g/t, which compared to Mineral Reserves of 2,010,000 ounces at an average grade of 20.8 g/t at December 31, 2016.

Following the identification of a 259-metre extension of the high-grade SMC at Macassa in June 2017, drilling during the remainder of the year largely focused on expanding the Mineral Resource base of the mine. Significant success was achieved growing Mineral Resources in 2017, with measured and indicated Mineral Resources increasing 58%, to 2,090,000 ounces at an average grade of 17.1 g/t, and Inferred Resources increasing 48%, to 1,370,000 ounces at 22.2 g/t.

During 2018, underground drilling at Macassa will continue to focus on resource replacement and expansion with the objective of supporting future growth in Mineral Reserves. Deep surface drilling at Macassa is being discontinued while the Company sinks a new shaft, which will support more effective and efficient underground exploration programs going forward. The new shaft project at Macassa reflects the Company’s confidence that significant additions to Mineral Reserves can be achieved through further exploration and delineation drilling of the SMC, as well as other targets.

	December 31, 2017			December 31, 2016			% Change
Macassa	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	386	16.7	207	610	16.9	332	-1%	-38%
Probable	2,620	21.7	1,830	2,390	21.8	1,670	0%	10%
Proven + Probable	3,010	21.0	2,030	3,000	20.8	2,010	1%	1%
	Exclusive of Mineral			Exclusive of Mineral
Mineral Resources	Reserves			Reserves
Measured	1,570	17.8	900	907	16.2	474	10%	90%
Indicated	2,230	16.6	1,190	1,570	16.8	849	-1%	40%
Measured + Indicated	3,800	17.1	2,090	2,480	16.6	1,320	4%	58%
Inferred	1,920	22.2	1,370	1,421	20.2	924	10%	48%

Taylor

Mineral Reserves at Taylor increased 29%, to 167,000 ounces at an average grade of 4.8 g/t at December 31, 2017, from 129,000 ounces at an average of 5.4 g/t the previous year. The increase in ounces reflected higher tonnes, which more than offset reduction in the average Mineral Reserve grade. Measured and Indicated Mineral Resources at Taylor at December 31, 2017 totaled 370,000 ounces at an average grade of 6.2 g/t versus 493,000 ounces at and average grade of 5.6 g/t at December 31, 2016. Inferred Mineral Resources increased 37%, to 430,000 ounces at and average grade of 5.2 g/t compared to 313,000 ounces at and average grade of 5.4 g/t at December 31, 2016.

Drilling at the Taylor mine in 2017 largely focused on step-out exploration drilling aimed at identifying new areas of gold mineralization, mainly along the Destor Porcupine Fault. Significant exploration success was achieved, with high-grade gold mineralization being intersected at multiple locations up to 1.8 km east of the Shaft Deposit. In addition, underground drilling identified a new gold zone located 350 metres below the West Porphyry Deposit and intersected high-grade mineralization in a target area between the Shaft and West Porphyry deposits. Drilling in 2018 will continue to target additional expansion of mineralization around existing deposits, with the goal of further increasing the areas of mineralization at the mine in support of future growth in Mineral Resources and Mineral Reserves.

	December 31, 2017			December 31, 2016			% Change
Taylor	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	445	5.5	78	-	-	-	100%	100%
Probable	646	4.3	89	743	5.4	129	-20%	-31%
Proven + Probable	1,090	4.8	167	743	5.4	129	-11%	29%
	Exclusive of Mineral			Exclusive of Mineral
Mineral Resources	Reserves			Reserves
Measured	590	8.1	150	399	6.0	77	35%	95%
Indicated	1,240	5.3	210	2,360	5.5	416	-4%	-50%
Measured + Indicated	1,830	6.2	370	2,760	5.6	493	11%	-25%
Inferred	2,570	5.2	430	1,810	5.4	313	-4%	37%

Holt

Mineral Reserves at the Holt mine declined 15% in 2017 and totaled 486,000 ounces at and average grade of 4.2 g/t as at December 31, 2017, which compared to 570,000 ounces at an average grade of 4.5 g/t at December 31, 2016. Measured and indicated resources totaled 860,000 ounces at an average grade of 4.1 g/t, a 9% reduction in ounces from 947,000 ounces at an average grade of 4.2 g/t as at December 31, 2016. Inferred Mineral Resources declined 8%, to 1,220,000 ounces at an average grade of 4.8 g/t versus 1,320,000 ounces at an average grade of 4.7 g/t at December 31, 2016.

During 2017, the Company did not undertake extensive delineation and infill drilling in support of resource conversion or exploration drilling to replace and expand Mineral Resources. No exploration drilling is planned for 2018. The cessation of drilling activities at Holt reflects the current cost structures at the mine, primarily related to royalties, which constrain the economics of the operation.

	December 31, 2017			December 31, 2016			% Change
Holt	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	1,770	4.0	229	1,450	4.2	194	-5%	18%
Probable	1,830	4.4	257	2,500	4.7	376	-6%	-32%
Proven + Probable	3,600	4.2	486	3,950	4.5	570	-7%	-15%
	Exclusive of Mineral			Exclusive of Mineral
Mineral Resources	Reserves			Reserves
Measured	3,730	4.1	500	3,956	4.3	549	-5%	-9%
Indicated	2,780	4.1	370	3,020	4.1	398	-	-7%
Measured + Indicated	6,510	4.1	860	6,970	4.2	947	-2%	-9%
Inferred	8,000	4.8	1,220	8,690	4.7	1,320	2%	-8%

AUSTRALIAN OPERATIONS MINERAL RESERVES AND MINERAL RESOURCES AS AT DECEMBER 31, 2017

Fosterville

Fosterville had a transformational year in 2017, with average grades at the mine improving substantially during the year and the Swan Zone emerging as a significant exploration achievement. Through successful drilling, as well as refinements to resource estimation methods, the Company was able to more than double underground Mineral Reserve ounces half way through the year, with a mid-year Mineral Reserve and Mineral Resource estimate being released on July 27, 2017 effective June 30, 2017 (see Company news release dated July 27, 2017). A technical report supporting the mid-year Mineral Reserve and Mineral Resource estimate was filed on SEDAR (www.sedar.com) on September 11, 2017. Over the balance of the year, the Company’s exploration programs continued to focus on extending known mineralized zones at Swan, Lower Phoenix, Harrier and Robbin’s Hill, as well as to test for new structures and to commence initial work to test a number of regional targets in close proximity to the mine. On November 7, 2017, the Company announced that underground exploration drilling had extended the Swan Zone by 120 metres down-plunge from the existing Inferred Mineral Resource and 210 metres from the existing mineral reserve. The results highlighted the significant potential that exists to continue to grow the Swan Zone with additional drilling at depth.

The new estimate for Mineral Reserves at Fosterville, as at December 31, 2017, totals 1,700,000 ounces at an average grade of 23.1 g/t. The new estimate of Mineral Reserve ounces is 247% higher, or more than triple, the previous year-end estimate of 490,000 ounces at an average grade of 9.8 g/t as at December 31, 2016 and represents growth of 65% from the mid-year 2017 estimate of 1,030,000 ounces at an average grade of 17.9 g/t as at June 30, 2017. The key to the significant growth in Mineral Reserves at Fosterville involves the increase in gold grades at depth owing to the occurrence of high-grade, visible-gold disseminated in quartz veining. The initial Mineral Reserve for the Swan Zone, located at the base of the Lower Phoenix system, was announced in June 30, 2017, and included 532,000 ounces at an average grade of 58.8 g/t. The updated reserve estimate includes a doubling of Mineral Reserve ounces, to 1,160,000 ounces at an average grade of 61.2 g/t (close to two ounces of gold per tonne).

Fosterville continues to have a large base of Mineral Resources to support future growth in Mineral Reserves. At December 31, 2017, M&I Mineral Resources, exclusive of Mineral Reserves, totaled 2,150,000 ounces at an average grade of 4.8 g/t, an 11% increase from the June 30, 2017 estimate of 1,940,000 ounces at an average grade of 4.4 g/t. Prior to the June 30, 2017 estimate, the practice of the Australian operations was to report M&I Mineral Resources inclusive of Mineral Reserves. As a result, comparison to December 31, 2016 are available on a “inclusive of Mineral Reserves” basis. On this basis, M&I Mineral Resources at December 31, 2017 totaled 4,190,000 ounces at an average grade of 8.4 g/t, an increase of 59% from 2,640,000 ounces at an average grade of 5.6 g/t as at December 31, 2016.

Inferred Mineral Resources at December 31, 2017, reported exclusive of Mineral Reserves, increased substantially from both prior periods. Inferred Mineral Resources totaled 1,900,000 ounces at an average grade of 7.1 g/t at the end of 2017, 82% higher than the June 30, 2017 estimate of 1,040,000 ounces at an average grade of 5.8 g/t and an increase of 140% from the December 31, 2016 estimate of 792,000 ounces at an average grade of 4.6 g/t.

During 2018, exploration work at Fosterville is focusing on continuing to extend known mineralized zones, particularly the Swan Zone, and also to test for new mineralized structures. In addition, significant work is planned for the LODE (“Large Ore Deposit Exploration”) program, which includes greenfield drilling, surface soil sampling, gravity and 3-D seismic geophysical surveys, and reconnaissance exploration on newly-granted exploration licenses.

	December 31, 2017			December 31, 2016			% Change
Fosterville	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	236	14.8	112	280	8.4	76	76%	48%
Probable	2,050	24.1	1,590	1,280	10.1	414	139%	284%
Proven + Probable	2,290	23.1	1,700	1,560	9.8	490	136%	247%
Mineral Resources	Inclusive of Mineral Reserves			Inclusive of Mineral Reserves
Measured	2,080	4.5	302	2,140	4.0	274	14%	10%
Indicated	13,400	9.0	3,890	12,600	5.8	2,360	54%	65%
Measured + Indicated	15,500	8.4	4,190	14,700	5.6	2,640	51%	59%
Inferred	8,280	7.1	1,900	5,400	4.6	792	57%	140%

	December 31, 2017			June 30, 2017			% Change
Fosterville	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	236	14.8	112	246	14.2	113	4%	-1%
Probable	2,050	24.1	1,590	1,540	18.5	918	30%	73%
Proven + Probable	2,290	23.1	1,700	1,790	17.9	1,030	29%	65%
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral
				Reserves
Measured	1,940	2.9	181	1,920	2.7	168	7%	8%
Indicated	11,900	5.1	1,970	11,800	4.7	1,770	9%	11%
Measured + Indicated	13,900	4.8	2,150	13,700	4.4	1,940	10%	11%
Inferred	8,280	7.1	1,900	5,560	5.8	1,040	22%	82%

	December 31, 2017			June 30, 2017			% Change
Swan(1)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	0	0.0	0	0	0.0	0	0%	0%
Probable	588	61.2	1,160	282	58.8	532	4%	117%
Proven + Probable	588	61.2	1,160	282	58.8	532	4%	118%
	Exclusive of Mineral			Exclusive of Mineral
Mineral Resources	Reserves			Reserves
Measured	0	0.0	0	0	0.0	0	0%	0%
Indicated	46	116	171	8	86.7	23	34%	643%
Measured + Indicated	46	116	171	8	86.7	23	34%	643%
Inferred	570	36.6	671	145	56.0	260	-35%	158%

(1)	The Swan Zone Mineral Reserve and Mineral Resource estimates are components of the estimates for the Fosterville mine.

Figure 1.

Northern Territory (Cosmo Mine/Union Reefs Mill)

On June 30, 2017, Kirkland Lake Gold suspended operations at the Cosmo mine and Union Reefs mill with the operations being placed on care and maintenance. Following the move to care and maintenance, the Cosmo mine and Union Reef mill are being maintained in a state of readiness to resume operation in the event that new reserves are delineated which establish an economic deposit or deposits in the Northern Territory. In December 2017, the Company announced encouraging drill results from the Lantern Deposit at the Cosmo mine, including the intersection of new high-grade, visible-gold bearing gold mineralization approximately 250 metres north of the existing Lantern Mineral Resource. The results significantly increased the size of the Lantern mineralized envelope to over 500 metres along strike and 1,200 metres down-plunge.

Mineral Reserves in the Northern Territory at December 31, 2017 totaled 215,000 ounces at an average grade of 2.4 g/t, representing an increase of 22% from 177,000 ounces at an average grade of 2.3 g/t at December 31, 2016. M&I Mineral Resources, inclusive of reserves, totaled 1,940,000 ounces at an average grade of 2.3 g/t versus 2,180,000 ounces at an average grade of 2.2 g/t the previous year. Inferred Mineral Resources increased 16% at December 31, 2017 to 1,280,000 ounces at an average grade of 2.5 g/t from 1,110,000 ounces at an average grade of 2.3 g/t at December 31, 2016.

In 2018, planned exploration programs at the Cosmo mine involve underground development and drilling to improve the understanding of the Lantern Deposit and support resource definition and expansion. In addition, drill programs are also planned at the formerly-producing Prospect open pit at Union Reefs, Maud Creek and other targets on the Northern Territory land position. Exploration expenditures in 2018 for the Northern Territory are largely focused on supporting the establishment of a five-year production plan for the Cosmo mine and Union Reefs mill that is sufficiently attractive to support a resumption of operations.

	December 31, 2017			December 31, 2016			% Change
Northern Territory	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces

Mineral Reserves
Proven	92	3.5	11	98	3.0	9	20%	13%
Probable	2,710	2.4	205	2,310	2.3	168	4%	22%
Proven + Probable	2,800	2.4	215	2,400	2.3	177	5%	22%
	Exclusive of Mineral			Exclusive of Mineral
Mineral Resources	Reserves			Reserves
Measured	1,790	4.7	271	2,520	4.2	344	11%	-21%
Indicated	25,100	2.1	1,670	28,200	2.0	1,840	2%	-9%
Measured + Indicated	26,900	2.3	1,940	30,700	2.2	2,180	2%	-11%
Inferred	16,300	2.5	1,280	15,100	2.3	1,110	8%	16%
Mineral Resources	Exclusive of Mineral			Exclusive of Mineral
	Reserves			Reserves
Measured	1,750	4.7	264
Indicated	22,400	2.1	1,540
Measured + Indicated	24,100	2.3	1,810	Unavailable
Inferred	16,300	2.5	1,280	Unavailable

Technical Reports

The National Instrument 43-101 (“NI 43-101)” 2016 Technical Report for Fosterville dated March 30, 2017 and effective December 31, 2016 along with the mid-year 2017 Technical Report for Fosterville dated September 11, 2017 and effective June 30, 2017 supports the Company’s end-of-2017 Mineral Reserve and Mineral Resource disclosure and was prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM.

The National Instrument 43-101 (“NI 43-101)” 2016 Technical Report for Macassa dated March 30, 2017 and effective December 31, 2016 supports the Company’s end-of-2017 Mineral Reserve and Mineral Resource disclosure and was prepared by Pierre Rocque, P. Eng. and Doug Cater P. Geo.

An updated NI 43-101 Technical Report effective December 31, 2017 will be available on the Company’s SEDAR profile at www.sedar.com for both the Fosterville and Macassa mines within 45 days of this news release.

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Canadian operations is a "qualified person" as defined in National Instrument 43-101 and has reviewed and approved disclosure of the Mineral Reserves technical information and data for the Canadian assets included in this news release.

Doug Cater, P. Geo Vice President, Exploration, Canada is a "qualified person" as defined in National Instrument 43-101 and has reviewed and approved disclosure of the Mineral Resources technical information and data for the Canadian Assets included in this news release.

Simon Hitchman, FAusIMM (CP), MAIG, Principal Geologist, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the Mineral Reserves and Mineral Resources technical information and data for the Australian Assets included in this news release.

Detailed footnotes related to Mineral Reserve Estimates (dated December 31, 2017)

(1)	CIM definitions (2014) were followed in the calculation of Mineral Reserves.
(2)	Mineral Reserves were estimated using a long-term gold price of US$1,280/oz (C$1,600/oz; A$1,600/oz).
(3)

Cut-off grades for Canadian Assets were calculated for each stope, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery.

(4)	Cut-off grades for Australian Assets from 0.4 g/t Au to 3.0 g/t Au, depending upon width, mining method and ground conditions; dilution and mining recovery factors varied by property.
(5)	Mineral Reserves estimates for the Canadian Assets were prepared under the supervision of P. Rocque, P. Eng.
(6)	Mineral Reserves estimates for the Fosterville property were prepared under the supervision of Ion Hann, FAusIMM.
(7)	Mineral Reserves estimates for the Northern Territory property were prepared under the supervision of Russell Cole, FAusIMM.
(8)

Mineral Reserves for Fosterville relate to Underground Mineral Reserves and do not include 649,000 tonnes at an average of 7.7 g/t for 160,000 ounces of Carbon-In-Leach Residues – 25% recovery is expected based on operating performances.

(9)	Totals may not add exactly due to rounding.

Detailed footnotes related to Mineral Resource Estimates for Canadian Assets (dated December 31, 2017)

(1)	CIM definitions (2014) were followed in the calculation of Mineral Resource.
(2)	Mineral Resources are reported Exclusive of Mineral Reserves. Mineral Resources were calculated according to KL Gold’s Mineral Resource Estimation guidelines.
(3)	Mineral Resource estimates were prepared under the supervision of D. Cater, P. Geo. Vice President Exploration Canada.
(4)	Mineral Resources are estimated using a long-term gold price of US$1,280/oz (C$1,600/oz).
(5)

Mineral Resources were estimated using a 8.6 g/t cut-off grade for Macassa, a 2.9 g/t cut-off grade for Holt, and a 2.6 g/t cut-off grade for Taylor, a 3.9 g/t cut-off grade (Holloway), a 2.5 g/t cut-off grade for Canamax, Card, Runway and Ludgate, a 2.2 g/t cut-off grade for Hislop and 0 g/t cut-off grade for Aquarius.

(6)	Totals may not add up due to rounding.

Detailed footnotes related to Mineral Resource Estimates for Australian Assets (dated December 31, 2017)

(1)	CIM definitions (2014) were followed in the estimation of Mineral Resource.
(2)	Mineral Resources are estimated using a long-term gold price of US$1,280/oz (A$1,600/oz)
(3)	Mineral Resources for the Australian assets are reported exclusive and inclusive of Mineral Reserves to allow for meaningful comparison to prior periods.
(4)

Mineral Resources at Fosterville were estimated using cut-off grades 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open-pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used.

(5)	Mineral Resources in the Northern Territory were estimated using a cut-off grade of 0.5 g/t Au for potentially open pit mineralization and cut-offs of 1.0 to 2.0g/t Au for underground mineralization.
(6)	Mineral Resource estimates for the Fosterville property were prepared under the supervision of Troy Fuller, MAIG.
(7)	Mineral Resource estimates for the Northern Territory properties were prepared under the supervision of Mark Edwards, FAusIMM (CP).
(8)	Totals may not add up due to rounding.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district-scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com